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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 21 August 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date: 21 August 2003
Number 29/03

ANNOUNCEMENT OF TERMS OF CONTRACT - CEO

The Board of BHP Billiton today approved the terms of employment for Chief Executive Officer, Charles (Chip) Goodyear.

In announcing details, BHP Billiton Chairman, Don Argus, said that the terms reflected the remuneration policy of the BHP Billiton Group in that:

  Mr Goodyear's remuneration is competitive and set at the level necessary to secure the services of a chief executive for the world's largest diversified resources company;

  a significant portion of total potential remuneration is 'at risk' and subject to the performance of the Group as a whole;

  demanding performance hurdles are applied to the short and long-term incentives, which make up the 'at risk' component. If BHP Billiton performs in the bottom 50% of peer companies, Mr Goodyear will not receive any long-term incentives. BHP Billiton will need to perform in the top 15% of peer companies and generate significant earnings per share growth for Mr Goodyear to realise 100% of the long-term incentives; and

  termination rights and payments are defined, as far as possible, to ensure that the Group, its shareholders and Mr Goodyear have certainty about the way in which entitlements will be treated on termination and, in particular, that payments are not made for non-performance.

Mr Argus said that in formulating the contract, the Group had the benefit of many executive remuneration guides published recently by shareholder groups in Australia and the United Kingdom.

A summary of the key terms of the contract is set out in the attached schedule. Details of the contract will also be included in the Remuneration Report that will form part of the Group's Annual Report due to be published in early October. Shareholders will be invited to consider and approve the Remuneration Report at the annual general meetings to be held in London on 24 October and in Melbourne on 13 November 2003.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Summary Terms of Employment

Mr Charles (Chip) Goodyear

Chief Executive Officer - BHP Billiton

1. Term

Mr Goodyear is employed under a single contract of service with the BHP Billiton Group with no fixed term. The contract is dated 21 August 2003 and is applicable with effect from the date of Mr Goodyear's appointment as Chief Executive Officer on 5 January 2003. The contract can be terminated by the Group on 12 months notice and by Mr Goodyear on 3 months notice. Payment can be made in lieu of notice, the details of which are set out in section 5 below. Mr Goodyear's performance will be reviewed at the end of each financial year.

2. Fixed Salary

Mr Goodyear will be paid a base salary of US$1,250,000. He will also be entitled to receive an additional annual sum calculated at the rate of 48% of base salary (which at the commencement of the contract will be US$600,000) in lieu of a contribution to any pension or superannuation scheme. Mr Goodyear will be entitled either to pay this additional sum into a superannuation or pension scheme, or to defer receipt until retirement. If receipt of this sum is deferred, an earnings rate equal to the US 10 year bond rate will be applied.

3. Benefits

In addition to his fixed salary, Mr Goodyear will receive additional benefits to cover the cost of health insurance, life and disability insurance, costs associated with the preparation of taxation returns and a contribution toward the cost of relocating from the United Kingdom to Australia. Costs associated with Mr Goodyear's relocation to the United States will be paid following termination of the contract.

4. Incentive arrangements

Mr Goodyear will participate in the Group Incentive Scheme (GIS) that was approved by shareholders in 2002. The GIS covers short and long-term incentive arrangements.

Short-term

Under the rules of the GIS, Mr Goodyear is entitled to incentive awards calculated by reference to his base salary (US$1,250,000). For performance at the target level, which requires Mr Goodyear to meet the rigorous performance hurdles set by the Board, including delivery of the budget, Mr Goodyear would receive 70% of his base salary as a cash bonus. Whatever is earned as a cash bonus would be matched with deferred shares of an equivalent value. Those shares must be held for two years. The Remuneration Committee has discretion to allot options instead of deferred shares.

Any deferred shares that are issued will be valued and reported each year in the Remuneration Report that forms part of the Annual Report. The valuation will be subject to audit by the Group's auditors.

Long-term

The long-term component is made up of performance shares. The Group will grant the same value of entitlements to performance shares as to the deferred shares. This means that the extent to which Mr Goodyear can participate in long-term incentives is set by the performance of the Group in the prior year. These shares are subject to performance hurdles measured three years after the date of grant. There is no re-testing available.

The performance hurdles are based on total shareholder return (TSR) and earnings per share (EPS) growth. Both TSR and EPS targets must be met for performance shares to vest.

If BHP Billiton falls to or below the 50th percentile against peer companies on TSR performance, no shares will vest. BHP Billiton must perform in the top 15% for 100% of the performance shares to vest. Vesting, however, also will depend on the Group's EPS performance.

For the EPS target to be met, BHP Billiton's compound EPS growth must be at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus two per cent per annum.

The grant of performance shares is subject to the approval of shareholders each year. Once granted, any shares issued will be valued and reported in the Remuneration Report that forms part of the Annual Report. The valuation will be subject to audit by the Group's auditors.

5. Termination of contract

The Group retains the right to terminate the contract by giving 12 months notice or by making payment in lieu of notice equal to 12 months base salary plus the amount paid in lieu of a contribution to a superannuation or retirement scheme (i.e. a total of US$1,850,000) Mr Goodyear would also be entitled to any accrued entitlements such as earned but untaken leave.

6. Entitlements under the Group Incentive Scheme on termination

The rules of the GIS set the entitlement of participants on termination of employment. A copy of the rules is available on the BHP Billiton website at www.bhpbilliton.com

Resignation or termination for cause

The Rules provide that where employment is terminated by the resignation of the executive, or by the Group for cause, a participant is not entitled to any cash incentive for the year in question. All deferred shares or options that have been issued but which are not yet exercisable are forfeited. Any performance shares issued but which are not yet exercisable are also forfeited. Special provisions relate to events described as "uncontrollable" such as death, serious injury and retrenchment. In those circumstances all of the deferred shares, options and performance shares that have been awarded but which are not exercisable become immediately exercisable by Mr Goodyear or his estate.

Termination by agreement

The Remuneration Committee of the Group retains discretion in relation to the treatment of deferred shares, performance shares and short-term incentive payments, where employment is terminated for other reasons.

In the interests of providing as much certainty as possible for the Group, its shareholders and Mr Goodyear, the Committee has resolved that where Mr Goodyear's contract is terminated as a result of a mutual decision to depart and Mr Goodyear has served as Chief Executive Officer for at least three years, then the Committee will treat his entitlements under the GIS in the following way:

  any deferred shares or options that had been granted, but which were not exercisable at the date of departure, would vest in full;

  if the performance hurdles have been met for the year in which Mr Goodyear departs, he would be entitled to a pro rata short-term incentive for his period of service during that year; and

  Mr Goodyear would have a right to retain entitlements to performance shares that have been granted but that are not exercisable, pending satisfaction of future performance hurdles. The number of entitlements Mr Goodyear would be permitted to retain would be reduced pro rata to reflect his period of service. These entitlements would become exercisable only if the performance hurdles are ultimately met.

The Committee considers that if its discretion were to be used in this way it would be consistent with the aspect of remuneration policy that provides that it will not reward non-performance because:

  it will only operate when the Group and Mr Goodyear reach a mutual decision to depart (i.e. it will not operate where Mr Goodyear or the Group give notice to terminate);

  the performance conditions associated with the deferred shares or options have already been met, except for the condition requiring Mr Goodyear to hold the shares or options for a period of two years form the date of grant. A mutual decision to depart makes this requirement redundant;

  there is no automatic vesting of shares that are subject to performance hurdles. Any awards granted are pro-rated back to reflect the period of service and then remain subject to performance hurdles. If those hurdles ultimately are met, Mr Goodyear will participate on the same basis as other employees, albeit in respect of a reduced number of shares;

  the cash bonus, if any, paid for the year in which he departs will be assessed according to the applicable performance hurdles in relation to the Group and Mr Goodyear's individual performance, and then will be pro-rated back to reflect the period of service for the year in question; and

  Mr Goodyear must have served a minimum of three years before this provision becomes operable.

An example of the annual remuneration Mr Goodyear might receive were his and the Group's performance to be assessed at the target level is set out below.

Remuneration - a worked example

The example below gives an illustration of the remuneration Mr Goodyear might receive in any one year if he and the Group performed to the "target" level set by the Board. To perform at that level, the budget set by the Board at the beginning of the financial year would need to be achieved and Mr Goodyear would need to meet his own rigorous personal performance hurdles. The extent to which the Group performs against its pre-determined performance hurdles will be reported each year in the Annual Report.

The value of the shares or options awarded as part of the short and long-term incentive arrangements will vary from year to year. The company adopts a modified Black-Scholes method of valuing shares and options and has the application of that method audited by the Group's auditors. Those valuations appear each year in the Annual Report.

Element	Fixed remuneration	'At risk' remuneration	Total potential remuneration at target performance
Base salary	US$1,250,000
Retirement benefit	US$ 600,000
Short Term Incentive - Cash Bonus at target - 70% of base salary Value of deferred shares		US$ 875,000
US$ 813,7501[1]
Long Term Incentive Value of performance shares		US$ 227,500[2]
Total of fixed remuneration	US$1,850,000
Estimated total of 'at risk' remuneration at target		US$ 1,916,250
Estimated total remuneration at target level of performance			US$3,766,250

Notes:

1At target level, 70% of base salary (US$875,000) will be converted into deferred shares. The deferred shares have been valued using the valuation applied for the financial year ended 30 June 2003. Valuations will vary from year to year.

2 Performance shares cannot be awarded without the approval of shareholders. The valuation that has been used in the example is that applied for the year ended 30 June 2003. Valuations will vary from year to year.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 21 August 2003